UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2007

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-______

Set forth below is the text of a press release issued on April 24, 2007.

Luxottica’s first quarter of 2007 results show improving sales and net income

Milan, Italy — April 24, 2007 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), the global leader in the eyewear sector, today announced consolidated U.S. GAAP results(1) for the three-month period ended March 31, 2007(2). Financial highlights were as follows:

•                  Consolidated sales: €1,299.8 million (+6.7%) (+13.1% excluding the impact of exchange rates)

-                    Total retail sales: €833.6 million (-1.6%) (+6.3% excluding the impact of exchange rates); Retail comparable store sales(3): +1.6%

-                    Total wholesale sales: €548.5 million (+20.4%) (+24.3% excluding the impact of exchange rates)

•                  Consolidated operating income: €224.1 million (+13.9%); Operating margin: 17.2%

•                  Consolidated net income: €128.3 million (+20.3%); Net margin: 9.9%

•                  Earnings per share: €0.28 (US$0.37 per ADS)

Andrea Guerra, chief executive officer of Luxottica Group, commented on the results for the quarter as follows: “The year started well. At constant exchange rates, consolidated sales for the quarter reflected strong growth (+13.1%), continuing the positive trend of fiscal 2006. Operating margin also continued to improve, exceeding 17%, while net income rose by 20.3%, which is a particularly positive result when considering the significant impact of exchange rates on results for the quarter.”

“It is important to mention that this positive performance was achieved while the Group is making significant investments in several markets to improve its ability to capture longer-term growth opportunities. In North America, management is currently focused both on the integration of the acquisitions made over the past 18 months and on the opening of new stores. During the first quarter we opened a record 149 new stores. In Asia-Pacific, we continued to work on our China-based retail operations: we are overseeing the building of a strong infrastructure from our new head office in Shanghai. Finally, we entered new markets with Sunglass Hut: in Hong Kong, we opened the chain’s first two stores in China, and we entered South Africa through the acquisitions of the Sunglass World and Occhiali for Sunglasses chains.”

“The comparison between the first quarter 2007 and the same period of 2006 was challenging,” continued Mr. Guerra. “In addition, this year the U.S. dollar depreciated by 8.3% against the Euro while weather conditions in North America during the month of February were especially unfavorable. Notwithstanding these challenges, our work on the brand portfolio and on the positioning of our retail chains allowed us to post strong results which are encouraging towards achieving our objectives for 2007. Additionally, the profitability of our retail business in North America continued to improve. As a result, today we confirm our previously announced guidance for the full year and expect that results will fall towards the higher end of the range.”

Luxottica Group’s consolidated net outstanding debt on March 31, 2007, was €1,326.9 million, up from €1,148.5 million on December 31, 2006, as a result of the payment of US$199 million in advance royalties under the Polo Ralph Lauren license and an additional US$110 million for the closing of the D.O.C Optics acquisition. Free cash flow for the quarter before acquisitions, advance royalty payments and currency impact was €63.9 million, confirming the ability of the Group to generate significant levels of cash flow due to its strong business model.

The wholesale business continued to grow strongly. Sales rose by over 24% at constant exchange rates, with operating margin improving from 26.0% to 27.5%. Wholesale sales to third parties were even stronger, reflecting an improvement by approximately 29% at constant exchange rates due to strong products and continued excellent service levels. In addition to the positive performance of the Group’s house brands, including Ray-Ban, Persol and Vogue, key license brands contributed strongly to the results for the quarter: sales of Burberry eyewear were above expectations, while Bvlgari, Chanel, Dolce & Gabbana, Prada and Versace performed especially well. In terms of geographic regions, Italy, the U.S., France and Spain posted particularly strong results, while at the same time the Group is increasingly focused on emerging market countries, consolidating its presence in Eastern Europe and in East Asia. During the quarter, the Group successfully launched the first Polo Ralph Lauren collections, although this had only a marginal impact on results for the period.

2007 is a very important year for the retail business: we have planned strong investments to expand and renew our store network and to consolidate recent acquisitions. Results for the first quarter already reflected the effects of these investments: at constant exchange rates, total sales increased by 6.3% while store comparable sales grew by 1.6%. We expect that results for the full year will also be positively impacted, with strong growth in both sales and profitability.

The positive momentum of LensCrafters and Sunglass Hut has continued. The results of the retail business in Asia-Pacific have been strong, confirming that our geographical diversification strategy has been successfully implemented. The Group was also pleased with the level of operating income achieved for the quarter, which was particularly strong when considering the level of investments mentioned above.

Luxottica Group’s consolidated U.S. GAAP results for the first quarter of 2007 were approved today by its Board of Directors.

Company Annual Ordinary Shareholders’ Meeting and Proposed Date for the Payment of Dividend for Fiscal Year 2006

The Company’s Ordinary Shareholders’ Meeting is scheduled for May 15, 2007, on first call, and for May 16, 2007, on second call.

At the Meeting, the Board of Directors will propose to shareholders to pay a dividend for fiscal year 2006 of €0.42 per ordinary share and per American Depositary Share (ADS) (one ADS represents one ordinary share), as announced on March 5, 2007.

The proposed cash dividend will be paid to holders of record of ordinary shares as of May 18, and to holders of record of ADRs as of May 23. The ex-dividend date for both holders of ordinary shares and ADRs will be May 21, 2007. Luxottica Group will make the dividend payable in Euro to holders of ordinary shares on May 24, 2007. Deutsche Bank Trust Company Americas, the depositary of Luxottica Group’s ordinary shares represented by ADRs, will make the dividend payable in U.S. dollars to ADR holders on June 1, 2007, at the Euro/U.S. dollar exchange rate of May 24, 2007. Information regarding the tax regime applicable to the payment of Luxottica Group dividends are available from the Group’s corporate website at www.luxottica.com.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with approximately 5,700 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2006, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Luca Biondolillo, Head of Communications

Tel.: +39 (02) 8633 4062

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations

Tel.: +39 (02) 8633 4069

Email: AlessandraSenici@Luxottica.com

- TABLES TO FOLLOW -

(1)  The attached financial statements have been prepared using U.S. generally accepted accounting principles and reflect our preliminary calculation of the effects of the adoption of Financial Accounting Standards Interpretation No. 48, “Accounting for Uncertainty in Income Tax - an interpretation of  FASB No. 109” (FIN 48), which is required to be adopted as of the beginning of our 2007 fiscal year.  The Company is continuing its determination of the impact of the adoption of such standard, which could include an adjustment to the recorded cumulative adjustment to shareholders’ equity as of the beginning of the period presented to give effect to the adoption and a change in the tax provision and tax assets and liabilities as currently reflected on the attached balance sheet and income statements.  Although the Company has not yet completed the determination of the impact of the adoption of FIN 48, any additional adjustments could have a material impact on our consolidated results of operations and financial position, including changes to our net income and earnings per share for the three months ended March 31, 2007 as reported in this press release.  Any effect of the updated calculation of adoption of FIN 48 will be included in our consolidated financial statements as of and for the three months ended March 31, 2007, to be furnished to the U.S. Securities and Exchange Commission on Form 6-K.

(2)  All comparisons, including percentage changes, are between the three-month periods ended March 31, 2007 and 2006.

(3)  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE THREE-MONTH PERIODS ENDED
MARCH 31, 2007 AND MARCH 31, 2006

KEY FIGURES IN THOUSANDS OF EURO(4)

	2007(6)	2006	% Change
NET SALES	1,299,825	1,217,923	6.7%

NET INCOME FROM CONTINUING OPERATIONS(5)	128,257	106,630	20.3%

NET INCOME	128,257	103,249	24.2%

BASIC EARNINGS PER SHARE (ADS)(2):
FROM CONTINUING OPERATIONS(5)	0.28	0.24
TOTAL	0.28	0.23

FULLY DILUTED EARNINGS PER SHARE (ADS)(3):
FROM CONTINUING OPERATIONS(5)	0.28	0.23
TOTAL	0.28	0.23

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS(1)(4)

	2007(6)	2006	% Change
NET SALES	1,703,551	1,464,309	16.3%

NET INCOME FROM CONTINUING OPERATIONS(5)	168,094	128,201	31.1%

NET INCOME	168,094	124,137	35.4%

BASIC EARNINGS PER SHARE (ADS)(2):
FROM CONTINUING OPERATIONS(5)	0.37	0.28
TOTAL	0.37	0.27

FULLY DILUTED EARNINGS PER SHARE (ADS)(3):
FROM CONTINUING OPERATIONS(5)	0.37	0.28
TOTAL	0.37	0.27

Notes :	2007	2006
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3106	1.2023
(2) Weighted average number of outstanding shares	453,990,312	452,023,786
(3) Fully diluted average number of shares	457,341,257	455,467,432
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(5)  Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006

(6) The above financial statements have been prepared using U.S. generally accepted accounting principles and reflect our preliminary calculation of the effects of the adoption of Financial Accounting Standards Interpretation No. 48, “Accounting for Uncertainty in Income Tax - an interpretation of  FASB No. 109” (FIN 48), which is required to be adopted as of the beginning of our 2007 fiscal year.  The Company is continuing its determination of the impact of the adoption of such standard, which could include an adjustment to the recorded cumulative adjustment to shareholders’ equity as of the beginning of the period presented to give effect to the adoption and a change in the tax provision and tax assets and liabilities as currently reflected on the attached balance sheet and income statements.

Although the Company has not yet completed the determination of the impact of the adoption of FIN 48, any additional adjustments could have a material impact on our consolidated results of operations and financial position, including changes to our net income and earnings per share for the three months ended March 31, 2007 as reported in this press release.  Any effect of the updated calculation of adoption of FIN 48 will be included in our consolidated financial statements as of and for the three months ended March 31, 2007, to be furnished to the U.S. Securities and Exchange Commission on Form 6-K.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2007 AND MARCH 31, 2006

In thousands of Euro(1)	1Q07(3)	% of sales	1Q06(2)	% of sales	% Change
NET SALES	1,299,825	100.0%	1,217,923	100.0%	6.7%
COST OF SALES	(416,894)		(385,900)
GROSS PROFIT	882,931	67.9%	832,023	68.3%	6.1%
OPERATING EXPENSES:
SELLING EXPENSES	(404,906)		(398,257)
ROYALTIES	(34,491)		(26,654)
ADVERTISING EXPENSES	(85,463)		(85,023)
GENERAL AND ADMINISTRATIVE EXPENSES	(118,928)		(111,242)
TRADEMARK AMORTIZATION	(15,017)		(14,109)
TOTAL	(658,806)		(635,285)
OPERATING INCOME	224,125	17.2%	196,737	16.2%	13.9%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(17,837)		(17,575)
INTEREST INCOME	3,008		1,660
OTHER - NET	(378)		(4,775)
OTHER INCOME (EXPENSES)-NET	(15,207)		(20,689)
INCOME BEFORE PROVISION FOR INCOME TAXES	208,918	16.1%	176,048	14.5%	18.7%
PROVISION FOR INCOME TAXES	(75,211)		(65,137)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	133,708		110,911
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(5,451)		(4,281)
NET INCOME FROM CONTINUING OPERATIONS(2)	128,257	9.9%	106,630	8.8%	20.3%
DISCONTINUED OPERATIONS			(3,381)
NET INCOME	128,257	9.9%	103,249	8.5%	24.2%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS(1)(2)	0.28		0.24
TOTAL(1)	0.28		0.23
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS(1)(2)	0.28		0.23
TOTAL(1)	0.28		0.23

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	453,990,312		452,023,786
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,341,257		455,467,432

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

(2) Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results from continuing operations for 2006

(3) The above financial statements have been prepared using U.S. generally accepted accounting principles and reflect our preliminary calculation of the effects of the adoption of Financial Accounting Standards Interpretation No. 48, “Accounting for Uncertainty in Income Tax - an interpretation of  FASB No. 109” (FIN 48), which is required to be adopted as of the beginning of our 2007 fiscal year.  The Company is continuing its determination of the impact of the adoption of such standard, which could include an adjustment to the recorded cumulative adjustment to shareholders’ equity as of the beginning of the period presented to give effect to the adoption and a change in the tax provision and tax assets and liabilities as currently reflected on the attached balance sheet and income statements.

Although the Company has not yet completed the determination of the impact of the adoption of FIN 48, any additional adjustments could have a material impact on our consolidated results of operations and financial position, including changes to our net income and earnings per share for the three months ended March 31, 2007 as reported in this press release.  Any effect of the updated calculation of adoption of FIN 48 will be included in our consolidated financial statements as of and for the three months ended March 31, 2007, to be furnished to the U.S. Securities and Exchange Commission on Form 6-K.

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

In thousands of Euro	March 31, 2007 (1)	December 31, 2006

CURRENT ASSETS:
CASH	349,079	339,122
ACCOUNTS RECEIVABLE	674,035	533,772
SALES AND INCOME TAXES RECEIVABLE	14,647	24,924
INVENTORIES	381,125	400,895
PREPAID EXPENSES AND OTHER	137,109	98,156
DEFERRED TAX ASSETS - CURRENT	107,695	87,947
TOTAL CURRENT ASSETS	1,663,690	1,484,816

PROPERTY, PLANT AND EQUIPMENT - NET	802,145	787,201

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,570,876	2,524,976
INVESTMENTS	22,991	23,531
OTHER ASSETS	257,614	93,588
SALES AND INCOME TAXES RECEIVABLE	913	913
TOTAL OTHER ASSETS	2,852,394	2,643,008

TOTAL	5,318,229	4,915,025

CURRENT LIABILITIES:
BANK OVERDRAFTS	242,414	168,358
CURRENT PORTION OF LONG-TERM DEBT	363,862	359,527
ACCOUNTS PAYABLE	318,022	349,598
ACCRUED EXPENSES AND OTHER	396,940	374,718
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	18,019	17,881
INCOME TAXES PAYABLE	207,422	155,195
TOTAL CURRENT LIABILITIES	1,546,679	1,425,277

LONG-TERM LIABILITIES:
LONG-TERM DEBT	1,069,728	959,735
LIABILITY FOR TERMINATION INDEMNITIES	61,226	60,635
DEFERRED TAX LIABILITIES - NON-CURRENT	23,031	41,270
OTHER	223,741	181,888
TOTAL LONG-TERM LIABILITIES	1,377,726	1,243,528

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	36,539	30,371

SHAREHOLDERS’ EQUITY:
461,192,185 ORDINARY SHARES AUTHORIZED AND ISSUED - 454,757,399 SHARES OUTSTANDING	27,672	27,613
NET INCOME	128,257	424,286
RETAINED EARNINGS	2,201,355	1,763,950
TOTAL SHAREHOLDERS’ EQUITY	2,357,284	2,215,849

TOTAL	5,318,229	4,915,025

Notes:

(1)            The above financial statements have been prepared using U.S. generally accepted accounting principles and reflect our preliminary calculation of the effects of the adoption of Financial Accounting Standards Interpretation No. 48, “Accounting for Uncertainty in Income Tax - an interpretation of  FASB No. 109” (FIN 48), which is required to be adopted as of the beginning of our 2007 fiscal year. The Company is continuing its determination of the impact of the adoption of such standard, which could include an adjustment to the recorded cumulative adjustment to shareholders’ equity as of the beginning of the period presented to give effect to the adoption and a change in the tax provision and tax assets and liabilities as currently reflected on the attached balance sheet and income statements. Although the Company has not yet completed the determination of the impact of the adoption of FIN 48, any additional adjustments could have a material impact on our consolidated results of operations and financial position, including changes to our net income and earnings per share for the three months ended March 31, 2007 as reported in this press release.  Any effect of the updated calculation of adoption of  FIN 48  will be included in our consolidated financial statements as of and for the three months ended March 31, 2007, to be furnished to the U.S. Securities and Exchange Commission on Form 6-K.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS
FOR THE YEARS ENDED
MARCH 31, 2007 AND MARCH 31, 2006
- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2007

Net Sales	548,498	833,562	(82,235)	1,299,825
Operating Income	151,010	101,383	(28,268)	224,125
% of sales	27.5%	12.2%		17.2%
Capital Expenditures	19,193	34,292		53,485
Depreciation & Amortization	15,319	29,479	9,954	54,751
Assets	2,132,553	1,411,723	1,773,954	5,318,229

2006 (1)

Net Sales	455,617	846,823	(84,517)	1,217,923
Operating Income	118,433	116,896	(38,592)	196,737
% of sales	26.0%	13.8%		16.2%
Capital Expenditures	16,970	22,685		39,655
Depreciation & Amortization	13,219	27,454	9,022	49,695
Assets	1,717,330	1,295,981	2,012,705	5,026,016

Notes :

(1)            Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results of operations of 2006

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007,
PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB
COMMUNICATION DME/5015175 DATED MARCH 10, 2005

CONSOLIDATED INCOME STATEMENT
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007

	US GAAP					IAS / IFRS
In thousands of Euro(1)	2007	IAS 19	IAS 38	IAS 39	Total IAS/IFRS	2007

		Employee benefit	Intangible Depreciation	Derivatives	Adjustment

NET SALES	1,299,825					1,299,825
COST OF SALES	(416,894)	1,253			1,253	(415,641)
GROSS PROFIT	882,931	1,253			1,253	884,184
OPERATING EXPENSES:
SELLING EXPENSES	(404,906)					(404,906)
ROYALTIES	(34,491)					(34,491)
ADVERTISING EXPENSES	(85,463)		1,850		1,850	(83,613)
GENERAL AND ADMINISTRATIVE EXPENSES	(118,928)	899			899	(118,029)
TRADEMARK AMORTIZATION	(15,017)					(15,017)
TOTAL	(658,806)	899	1,850		2,749	(656,056)
OPERATING INCOME	224,125	2,152	1,850		4,003	228,128
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(17,837)			(917)	(917)	(18,754)
INTEREST INCOME	3,008					3,008
OTHER - NET	(378)					(378)
OTHER INCOME (EXPENSES)-NET	(15,207)			(917)	(917)	(16,124)
INCOME BEFORE PROVISION FOR INCOME TAXES	208,918	2,152	1,850	(917)	3,085	212,003
PROVISION FOR INCOME TAXES	(75,211)	(764)	(740)	351	(1,153)	(76,364)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	133,708	1,388	1,110	(567)	1,932	135,639
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(5,451)					(5,451)
NET INCOME	128,257	1,388	1,110	(567)	1,932	130,188
BASIC EARNINGS PER SHARE (ADS)(1)	0.28					0.29
FULLY DILUTED EARNINGS PER SHARE (ADS)(1)	0.28					0.28

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	453,990,312					453,990,312
FULLY DILUTED AVERAGE NUMBER OF SHARES	457,341,257					457,341,257

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER
DATE: April 25, 2007